SENTRY LIFE INSURANCE COMPANY
Sentry Variable Account II – Patriot Variable Annuity

Supplement dated February 1, 2022
Prospectus dated April 29, 2021

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

Effective February 1, 2022, the following underlying mutual fund has been added as an investment option under the contract\policy:

<u>**Vanguard Money Market Portfolio**</u>

Investment Advisor: Vanguard Fixed Income Group

Investment Objective: Seeks to provide current income while maintaining liquidity and a stable share price of $1.